Exhibit 99.1

Aurora Announces Manufacturing Agreement with The Valens Company

New Seasonal Offerings Slated for November Release

EDMONTON, AB, Oct. 28, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced a manufacturing agreement with The Valens Company Inc. ("The Valens Company" or "Valens") a leading manufacturer of cannabis products, to manufacture a new seasonal offering in the mint category.

Drift Turbo Canna Cane Mints (CNW Group/Aurora Cannabis Inc.)

Launching under Drift Turbo, the Company's mainstream adult-use recreational brand, the new Canna Cane Mints are a two-piece hard peppermint candy containing 10mg THC (5mg THC per piece). This is the first product offering under the manufacturing arrangement, which is expected to expand in the coming months.

"We know that Canadian cannabis consumers are looking for novelty and variety, and seasonal offerings are a key approach to strategically expanding our portfolio of adult-use products," said Miguel Martin, CEO, Aurora Cannabis. "Valens' exceptional manufacturing capabilities complement our product line up this upcoming holiday season. Our strategic relationship is designed to unlock efficiencies as we seek to bring innovation to market with speed and differentiation that connects with consumers."

The cannabis edibles will be manufactured using SōRSE™ by Valens emulsion technology, a patented, in-house emulsion technology that transforms cannabis oils into water-soluble forms to infuse foods, liquids and topicals without the taste or smell of cannabis.

Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company, said, "This is an important milestone for the Canadian cannabis market as two of the largest companies in this sector come together. We have admired Aurora for their leadership and continuing to elevate and challenge industry standards. Our companies share the same ethos when it comes to bringing the highest quality products to market and offering a premium experience to consumers."

Aurora's upcoming holiday portfolio will also include a new 510 vape cartridge launching under the Company's adult-use recreational brand, Daily Special. The new Cranberry Sauce 1g 510 Vape is a high-THC distillate vape and is infused with the classic sweet-tart flavour of festive cranberries. Both the Canna Cane Mints and Cranberry Sauce Vape are limited-time products and will be available for purchase in British Columbia and Alberta beginning in November. The Cranberry Sauce 1g 510 Vape will also be available for purchase in the Maritimes.

About Aurora:
Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Whistler, Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the TSX and NASDAQ under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

About The Valens Company:
The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens' high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada's only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the expected results of collaboration between the Company and Valens with respect to the manufacturing, launch, availability and expansion of new seasonal products.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov.  The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Drift Turbo Canna Cane Mints (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: Further Information For Media: Michelle Lefler, Vice President, Communications & Public Relations, media@auroramj.com; For Investors: ICR, Inc. Investor Relations, aurora@icrinc.com; For Valens: Media, KCSA Strategic Communications, Anne Donahoe , adonohoe@kcsa.com,1 212.896.1265; Investors, ir@thevalenscompany.com, 1 647.956.8254.

CO: Aurora Cannabis Inc.

CNW 07:00e 28-OCT-21